UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


REINHOLD INDUSTRIES, INC.
(formerly Keene Corporation)
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title or Class of Securities)


75935A109
(CUSIP Number)


Matthew C. Hook
HAMMOND KENNEDY WHITNEY & COMPANY, INC.
8888 Keystone Crossing
Suite 690
Indianapolis, Indiana 46240

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies to:

Stephen J. Hackman
ICE MILLER DONADIO & RYAN
One American Square
Box 82001
Indianapolis, Indiana 46282-0002

May 18, 1999
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Reinhold Enterprises, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Indiana, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER                None
     8.    SHARED VOTING POWER              None
     9.    SOLE DISPOSITIVE POWER           None
     10.   SHARED DISPOSITIVE POWER         None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Massachusetts Mutual Life Insurance Company    I.R.S. Identification No:
                                                    04-1590850

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Commonwealth of Massachusetts, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            314,205
     8.    SHARED VOTING POWER          433,901
     9.    SOLE DISPOSITIVE POWER       314,205
     10.   SHARED DISPOSITIVE POWER     433,901

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     748,106

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     37.42%

14.  TYPE OF REPORTING PERSON

     IC

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MassMutual High Yield Partners II LLC  I.R.S. Identification No: 04-3325219

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            314,204
     8.    SHARED VOTING POWER             None
     9.    SOLE DISPOSITIVE POWER       314,204
     10.   SHARED DISPOSITIVE POWER        None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     314,204

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     15.72%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MassMutual Corporate Value Partners Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            119,697
     8.    SHARED VOTING POWER             None
     9.    SOLE DISPOSITIVE POWER       119,697
     10.   SHARED DISPOSITIVE POWER        None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     119,697

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     5.99%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew McNally, IV

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            61,336
     8.    SHARED VOTING POWER            None
     9.    SOLE DISPOSITIVE POWER       61,336
     10.   SHARED DISPOSITIVE POWER       None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     61,336

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     3.07%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ward S. McNally

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            10,869
     8.    SHARED VOTING POWER            None
     9.    SOLE DISPOSITIVE POWER       10,869
     10.   SHARED DISPOSITIVE POWER       None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,869

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.54%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew Management IV, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            46,737
     8.    SHARED VOTING POWER            None
     9.    SOLE DISPOSITIVE POWER       46,737
     10.   SHARED DISPOSITIVE POWER       None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     46,737

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.34%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BJR Management, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            23,368
     8.    SHARED VOTING POWER            None
     9.    SOLE DISPOSITIVE POWER       23,368
     10.   SHARED DISPOSITIVE POWER       None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,368

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.17%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ECM Management, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            23,368
     8.    SHARED VOTING POWER            None
     9.    SOLE DISPOSITIVE POWER       23,368
     10.   SHARED DISPOSITIVE POWER       None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,368

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.17%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Glenn Scolnik

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            43,476
     8.    SHARED VOTING POWER            None
     9.    SOLE DISPOSITIVE POWER       43,476
     10.   SHARED DISPOSITIVE POWER       None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,476

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.17%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ralph R. Whitney, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            45,476
     8.    SHARED VOTING POWER            None
     9.    SOLE DISPOSITIVE POWER       45,476
     10.   SHARED DISPOSITIVE POWER       None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,476

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.27%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP NO. 75935A109

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forrest E. Crisman, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.    SOLE VOTING POWER            43,476
     8.    SHARED VOTING POWER            None
     9.    SOLE DISPOSITIVE POWER       43,476
     10.   SHARED DISPOSITIVE POWER       None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,476

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.17%

14.  TYPE OF REPORTING PERSON

     IN

SCHEDULE 13D


Item 1.  Security and Issuer.

     This Schedule 13D relates to the Class A Common Stock (the "Class A Common Stock") of Reinhold Industries, Inc., a Delaware corporation ("Reinhold"), with principal executive offices at 12827 Imperial Highway, Santa Fe Springs, California 90670-4713.


Item 2.  Identity and Background.

     (a) - (c), (f) This Schedule 13D is being filed by the individuals and entities identified as a Reporting Person on Schedule 1 hereto (the "Reporting Persons"), which Schedule is incorporated by reference herein.

     Schedule 1 also sets forth the following information for each Reporting Person and for each director, executive officer and controlling person of such Reporting Person, where applicable: name; business address; principal business (for entities); present principal occupation or employment and the name, principal business and address of any company or organization in which such employment is carried on (for individuals); and citizenship or state or other place of organization.

     (d) - (e) During the last five years, none of the Reporting Person nor any of the persons named on the attached Schedule 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Persons have entered into an Agreement, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, stating that this Schedule and any amendments hereto filed by any Reporting Person shall be deemed to be filed by all Reporting Persons. However, neither the filing of this Schedule nor any such amendment shall be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the regulations promulgated thereunder, and each Reporting Person expressly disclaims the existence of such a group.


Item 3. Sources and Amount of Funds or Other Consideration.

     On May 21, 1999, each Reporting Person (other than Reinhold Enterprises, Inc.) purchased all of the shares reported as owned by it under Item 5 from Keene Creditors Trust (the "Trust") at an aggregate price of $ 8,977,275 (equal to $9.00 per share of Common Stock) pursuant to a Stock Purchase Agreement dated May 18, 1999, between Reinhold Enterprises, Inc. and the Trust (the "Stock Purchase Agreement"), except that Ralph R. Whitney, Jr. previously owned 2,000 of the shares reported as owned by him. The purchases were consummated using personal funds of the Reporting Persons. As part of the consideration for the shares, each Reporting Person agreed to make an additional payment to the Trust in an amount equal to the Reporting Person's pro rata share of the product of
(a) the amount, if any, by which $11.50 exceeds the average trading price of one share of Class A Common Stock over the 20 trading days ending on May 21, 2002, multiplied by (b) 22,525.

Item 4.  Purposes of Transaction.

     The shares reported were acquired in connection with the transaction described in Item 3 and are held for investment purposes.

     Pursuant to the Stock Purchase Agreement and as a condition to the closing of the sale of the shares, Lawrence H. Diamond and Robert B. Steinberg, the members of the Board of Directors of Reinhold elected by the Trust (as the sole holder of Class B Common Stock), resigned as directors of Reinhold. It is contemplated that on or after May 29, 1999, Ralph R. Whitney, Jr. and Andrew McNally IV will be appointed by the remaining director, Michael T. Furry, as successor directors, following which the Board of Directors of Reinhold will consist of: Michael T. Furry, Ralph R. Whitney, Jr., and Andrew McNally IV.

     Messrs. Whitney and McNally intend to discuss with management a proposal to amend Reinhold's Certificate of Incorporation to increase the number of directors of Reinhold. The increased number of directors and the identities of the persons who may be nominated for the newly-created positions have not been determined.

     Except as described herein, no Reporting Person has any present plans or proposals which may relate to or would result in (a) the acquisition or disposition of additional securities of Reinhold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Reinhold or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Reinhold or any of its subsidiaries; (d) any change in the present Board of Directors or management of Reinhold, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Reinhold; (f) any other material change in Reinhold's business or corporate structure; (g) changes in Reinhold's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Reinhold by any person; (h) causing a class of securities of Reinhold to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Reinhold becoming eligible for termination of a registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) The following table sets forth the aggregate number and percentage of Shares of Class A Common Stock beneficially owned by each Reporting Person. Except as noted below, each Reporting Person has sole voting and investment power with respect to the shares indicated.

                                                 Number of
Stockholder                                      Shares Purchased         Percentage of Class
-----------                                      ----------------         -------------------
Massachusetts Mutual Life Insurance                   748,106(1)                37.42
Company
MassMutual High Yield Partners II LLC                 314,204                   15.72
MassMutual Corporate Value Partners                   119,697                    5.99
Limited
Andrew McNally, IV                                     61,336(2)                 3.07
Ward S. McNally                                        10,869                    0.54
Andrew Management IV, L.P.                             46,737                    2.34
BJR Management, L.P.                                   23,368                    1.17
ECM Management, L.P.                                   23,368                    1.17
Glenn Scolnik                                          43,476                    2.17
Ralph R. Whitney, Jr.                                  45,476                    2.27
Forrest E. Crisman, Jr.                                43,476                    2.17
                                                      -------
TOTAL                                                 999,475
                                                      =======

(1) Includes shares reportedly separately herein as owned by MassMutual High Yield Partners II LLC and MassMutual Corporate Value Partners Limited as to which Massachusetts Mutual Life Insurance Company ("MMLIC") shares voting and investment power and disclaims beneficial ownership. MMLIC provides investment advice to MassMutual High Yield Partners II LP and MassMutual Corporate Value Partners Limited.

(2) Includes shares owned by Andrew Management IV, L.P. of which Mr. McNally is the general partner and has sole voting and investment power.

     (c) Except as described herein, during the last 60 days none of the Reporting Persons and to the knowledge of the Reporting Persons no other person named on the attached Schedule 1 has effected any transaction regarding the Class A Common Stock.

     (d) Not Applicable

     (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons entered into a Stockholders Agreement dated May 21, 1999 (the "Stockholders Agreement"). The Stockholders Agreement contains certain agreements among the Reporting Persons with respect to transfer of the common stock of the Company purchased by the Reporting Persons from the Trust. The Stockholders Agreement provides that, except in certain circumstances set forth in the agreement, none of the Reporting Persons will sell or otherwise transfer any such common stock without first offering to sell all the shares on the same terms to the other Reporting Persons. Other than in certain circumstances set forth in the Stockholders Agreement, each Reporting Person also has an option to participate on a pro rata basis in any sale of common stock by any other Reporting Person. Finally, the Stockholders Agreement provides that, notwithstanding any other provision contained in the agreement, on or before the third anniversary of the date of the agreement, no Reporting Person will (i) acquire any additional shares of common stock of the Company (other than by distributions to all stockholders of the Company pro rata) or (ii) transfer or otherwise dispose of any common stock if the disposition would trigger the net operating loss limitations of Internal Revenue Code Section 382.

Item 7. Material to be Filed as Exhibits.

     Exhibit A: Agreement regarding filing of Schedule 13D and amendments.

     Exhibit B: Stock  Purchase  Agreement  dated May 18, 1999 between  Reinhold
                Enterprises Inc. and Keene Creditors Trust.

     Exhibit C: Form of Qualified Designee  Assignment and Assumption  Agreement
                dated May 21, 1999 between Reinhold Enterprises Inc. and the Reporting Persons.

     Exhibit D: Stockholders  Agreement  dated May 21, 1999  among the Reporting
                Persons.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Andrew McNally, IV
Date:  May    20   , 1999                 ------------------------------------
           --------                       Andrew McNally, IV


                                          /s/ Ward McNally
Date:  May    27   , 1999                 ------------------------------------
           --------                       Ward S. McNally



                                          Andrew Management IV, L.P.


                                          /s/ Andrew McNally IV
Date:  May    20   , 1999                 ------------------------------------
           --------                       General Partner



                                          BJR Management, L.P.


                                          /s/ Betsy M. Ravenel
Date:  May    20   , 1999                 ------------------------------------
           --------                       General Partner



                                          ECM Management, L.P.


                                          /s/ Edward C. McNally
Date:  May    20   , 1999                 ------------------------------------
           --------                       General Partner



                                          /s/ Glenn Scolnik
Date:  May    27   , 1999                 ------------------------------------
           --------                       Glenn Scolnik



                                          /s/ Ralph R. Whitney, Jr.
Date:  May    27   , 1999                 ------------------------------------
           --------                       Ralph R. Whitney, Jr.



                                          /s/ Forrest E. Crisman, Jr.
Date:  May    27   , 1999                 ------------------------------------
           --------                       Forrest E. Crisman, Jr.

                                          Massachusetts Mutual Life Insurance
                                          Company


                                          /s/ Richard C. Morrison
Date:  May    20   , 1999                 ------------------------------------
           --------                       Richard C. Morrison, Managing Director



                                          MassMutual High Yield Partners II LLC
                                          By:  HYP Management, Inc. as Managing
                                               Member

                                          /s/ Richard C. Morrison
Date:  May    20   , 1999                 ------------------------------------
           --------                       Richard C. Morrison, Vice President



                                          MassMutual Corporate Value Partners
                                          Limited
                                          By:  Massachusetts Mutual Life
                                               Insurance Company, its Investment
                                               Advisor

                                          /s/ Richard C. Morrison
Date:  May    20   , 1999                 ------------------------------------
           --------                       Richard C. Morrison, Managing Director



                                          Reinhold Enterprises, Inc.




                                          /s/ Matthew C. Hook
Date:  May    27   , 1999                 ------------------------------------
           --------                       Matthew C. Hook, President


SCHEDULE 1
                                                                       PRINCIPAL BUSINESS/
                                                                       PRINCIPAL OCCUPATION
NAME                             BUSINESS ADDRESS                      OR EMPLOYMENT                    CITIZENSHIP

*The following persons are
 Reporting Persons

Reinhold Enterprises, Inc.       8888 Keystone Crossing, Suite 690     Holding Company                  Indiana, U.S.A.
                                 Indianapolis, IN  46240

Massachusetts Mutual Life        1295 State Street                     Life Insurance Company           Commonwealth of
Insurance Company                Springfield, MA  01111                                                 Massachusetts, U.S.A.

MassMutual High Yield Partners   1295 State Street                     Unregistered Investment          Delaware,
II LLC                           Springfield, MA  01111                Company                          U.S.A.

MassMutual Corporate Value       1295 State Street                     Unregistered Investment          Cayman Islands
Partners Limited                 Springfield, MA  01111                Company

Andrew McNally IV                Hammond, Kennedy, Whitney &           Managing Director, Hammond       U.S.A
                                 Company, Inc.                         Kennedy, Whitney & Company,
                                 333 N. Michigan Ave., #501            Inc. ("HKW") (private
                                 Chicago, IL  60601                    investment firm)

Ward S. McNally                  Hammond, Kennedy, Whitney &           Managing Director, HKW           U.S.A.
                                 Company, Inc.
                                 230 Park Avenue, #1616
                                 New York, NY  10169

Andrew Management IV, L.P.       c/o Hammond, Kennedy, Whitney &       Investment Partnership           Delaware,
                                 Company, Inc.                                                          U.S.A.
                                 333 N. Michigan Ave., #501
                                 Chicago, IL  60601

BJR Management, L.P.             c/o Hammond, Kennedy, Whitney &       Investment Partnership           Delaware,
                                 Company, Inc.                                                          U.S.A.
                                 333 N. Michigan Ave., #501
                                 Chicago, IL  60601



ECM Management, L.P.             c/o Hammond, Kennedy, Whitney &       Investment Partnership           Delaware,
                                 Company, Inc.                                                          U.S.A.
                                 333 N. Michigan Ave., #501
                                 Chicago, IL  60601

Glenn Scolnik                    8888 Keystone Crossing, Suite 690     President and Chief              U.S.A.
                                 Indianapolis, IN  46240               Executive Officer, HKW

Ralph R. Whitney, Jr.            Hammond, Kennedy, Whitney &           Chairman, HKW                    U.S.A.
                                 Company, Inc.
                                 230 Park Avenue, #1616
                                 New York, NY  10169

Forrest E. Crisman, Jr.          42 Valley View Drive                  Managing Director, HKW           U.S.A.
                                 Farmington, CT  06032

*The following person is the
 President and sole Director
 of Reinhold Enterprises, Inc.

Matthew C. Hook                  8888 Keystone Crossing, Ste. 690      Vice President, HKW              U.S.A.
                                 Indianapolis, IN 46240

*The following persons are
 the Executive Officers and
 Directors of Massachusetts
 Mutual Life Insurance Company.
 Each of the following persons'
 principal occupation or
 employment is with
 Massachusetts Mutual Life
 Insurance Company with a
 Business Address of
 Massachusetts Mutual Life
 Insurance Company, 1295 State
 Street, Springfield, MA
 01111, unless otherwise
 indicated.

Roger G. Ackerman                Corning Incorporated                  Chairman and Chief Executive     U.S.A.
                                 One Riverfront Plaza HQE2             Officer, Corning Incorporated
                                 Corning, NY  14831                    (manufacturer of specialty
                                                                       materials, communications
                                                                       equipment and consumer
                                                                       products)

James R. Birle                   Resolute Partners, LLC                Chairman, Resolute Partners,     U.S.A.
                                 Greenwich Plaza, Suite 100            LLC (private merchant bank)
                                 Greenwich, CT  06830

Gene Chao, Ph. D.                Computer Projections, Inc.            Chairman of the Board,           U.S.A.
                                 733 S.W. Vista Avenue                 President  and Chief Executive
                                 Portland, OR  97205-1203              Officer of Computer Projections,
                                                                       Inc. (presentation graphic
                                                                       services and equipment)



Patricia Diaz Dennis             SBC Communications, Inc.              Senior Vice President,           U.S.A.
                                 175 East Houston                      Regulatory and Public Affairs,
                                 San Antonio, TX 78205                 SBC Communications
                                                                       (telecommunications company)

Anthony Downs                    The Brookings Institution             Senior Fellow, The Brookings     U.S.A.
                                 1775 Massachusetts Ave., N.W.         Institution (research center)
                                 Washington, DC  20036-2188

James L. Dunlap                  Ocean Energy, Inc.                    Vice Chairman of Ocean Energy,   U.S.A.
                                 1201 Louisiana                        Inc. (energy exploration and
                                 Houston, TX 77002-5603                production)

William B. Ellis, Ph.D           31 Pound Foolish Lane                 Senior Fellow, Yale University   U.S.A.
                                 Glastonbury, CT 06033                 School of Forestry and
                                                                       Environmental Studies
Robert M. Furek                  1 State Street, Suite 2310            Chairman of the Board of         U.S.A.
                                 Hartford, CT 06103                    Trustees for the Hartford School
                                                                       System

Charles K. Gifford               BankBoston Corp.                      Chairman and Chief Executive     U.S.A.
                                 100 Federal Street                    Officer, BankBoston Corp.
                                 Boston, MA 02110                      (bank holding company)

Dr. William N. Griggs            Griggs & Santow, Inc.                 Managing Director, Griggs &      U.S.A.
                                 One State Street                      Santow, Inc. (financial
                                 New York, NY 10004                    consultants)

George B. Harvey                 663 Ponus Ridge                       Director                         U.S.A.
                                 New Canaan, CT 06840

Barbara B. Hauptfuhrer           1700 Old Welsh Road                   Director of Various Corporations U.S.A.
                                 Huntington Valley, PA 19006

Sheldon B. Lubar                 Lubar & Co., Incorporated             Chairman, Lubar & Co.,           U.S.A.
                                 700 N. Water St.                      Incorporated (investment
                                 Milwaukee, WI 53202                   management and venture capital
                                                                       company)


William B. Marx, Jr.             5 Jodi Lane                           Director                         U.S.A.
                                 Chatham, NJ 07928

John F. Maypole                  Peach State Real Estate Holding       Managing Partner, Peach          U.S.A.
                                 Company                               State Real Estate Holding
                                 Box 1223                              Company (real estate
                                 Toccoa, GA 30577                      investment company)

Robert J. O'Connell                                                    President and Chief Executive    U.S.A.
                                                                       Officer



Thomas B. Wheeler                                                      Chairman                         U.S.A.




Alfred M. Zeien                  The Gillette Company                  Chairman and Chief Executive     U.S.A.
                                 Prudential Tower Building             Officer, The Gillette Company
                                 Boston, MA 02199                      (manufacturer of personal care
                                                                       products)

Lawrence V. Burkett                                                    Executive Vice President and     U.S.A.
                                                                       General Counsel

Peter J. Daboul                                                        Executive Vice President         U.S.A.

John B. Davies                                                         Executive Vice President         U.S.A.

Daniel J. Fitzgerald                                                   Executive Vice President,        U.S.A.
                                                                       Corporate Financial Operations

James E. Miller                                                        Executive Vice President         U.S.A.

John V. Murphy                                                         Executive Vice President         U.S.A.

Stuart H. Reese                                                        Executive Vice President and     U.S.A.
                                                                       Chief Investment Officer

Joseph M. Zubretsky                                                    Executive Vice President and     U.S.A.
                                                                       Chief Financial Officer

*Andrew McNally IV is the
General Partner of Andrew
Management IV L.P.

*The following person is
the General Partner of BJR
Management, L.P.

Betsy M. Ravenel                 c/o Hammond, Kennedy, Whitney &       General Partner, BJR             U.S.A.
                                 Company, Inc.                         Management, L.P.
                                 333 N. Michigan Ave., #501
                                 Chicago, IL 60601

*The following person is
the General Partner of ECM
Management, L.P.

Edward C. McNally                c/o Hammond, Kennedy, Whitney &       General Partner, ECM             U.S.A.
                                 Company, Inc.                         Management, L.P.
                                 333 N. Michigan Ave., #501
                                 Chicago, IL 60601